Exhibit 99.6

FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

MOTRICITY, INC.

Dear Stockholder:

This notice is being distributed by Motricity, Inc. (the “Company”), in connection with the rights offering (the “Rights Offering”), as described in the Company’s prospectus dated                      (the “Prospectus”). On July 23, 2012 we distributed to record holders of our common stock as of July 23, 2012, at no charge, subscription rights (which we refer to as “original subscription rights”) to purchase units. Following the distribution of the original subscription rights, we determined that it was advisable and in our company’s best interest to modify the composition of the units. In making this determination, we took into account, among other things, stockholder comments and tax considerations. Each subscription right that was distributed on July 23, 2012 now constitutes a right to purchase a unit as modified. Each such modified unit, which we refer to as a “unit” or “units,” consists of 0.02599 shares of our 13% Redeemable Series J preferred stock, which we refer to as the “Series J preferred stock”, and 0.21987 warrants, each warrant entitling the holder to purchase one share of common stock at a price per share equal to the greater of (a) $0.65 and (b) 120% of the closing market price of the common stock on the date of issuance, which we refer to as “common stock warrants.” Each subscription right, subject to certain limitations, is exercisable, upon payment of the subscription price of $0.65, to purchase one unit. The Series J preferred stock and the common stock warrants comprising the unit will separate upon subscription of the rights and the units will not trade as separate securities. The subscription rights will expire at 5:00 p.m., New York City Time, on                     , 2012, unless the subscription period is further extended by the board of directors of the Company to a date no later than October 17, 2012.

The subscription rights were accepted for filing on the Nasdaq Global Select Market and we expect them to begin trading under the symbol “MOTRR” beginning on or about                     , 2012, until 5:00 p.m., New York City time, on the expiration date. If the approval for listing is withdrawn prior to the expiration of the subscription period, we intend to apply for quotation of the subscription rights on the OTCQB market. The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period irrespective of whether the subscription rights are quoted on the OTCQB market or not. The Company also applied for listing of the Series J preferred stock on the Nasdaq Global Select Market under the symbol “MOTRP” and the common stock warrants on the Nasdaq Global Select Market under the symbol “MOTRW” beginning approximately three business days after expiration of the Rights Offering. If the listing applications for the Series J preferred stock or common stock warrants are not accepted, the Company intends to apply for quotation of the Series J preferred stock, and/or common stock warrants on the OTCQB market. The subscription rights, Series J preferred stock and common stock warrants will be new issues of securities with no prior trading markets, and the Company cannot provide any assurances as to the liquidity of the trading market for either the subscription rights, the Series J preferred stock or common stock warrants. The subscription rights are transferable until 5:00 p.m., New York City time on the last business day prior to the expiration date of the Rights Offering.

The subscription rights entitle the holders of the Company’s common stock to purchase an aggregate of approximately 46,163,685 units consisting of 1,200,000 shares of the Company’s Series J preferred stock and 10,150,009 warrants, each to purchase one share of the Company’s common stock at a price per share equal to the greater of (a) $0.65 and (b) 120% of the closing market price of the common stock on the date of issuance, which are referred to as the “common stock warrants,” for an aggregate purchase price of $30 million.

If any holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) do not exercise their basic subscription privilege in full, then holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the number of unsubscribed units, if any, at the same subscription price of $0.65 per unit. A holder does not have to exercise the basic subscription privilege in full in order to exercise the over-subscription privilege. However, because units available pursuant to the over-subscription privilege, if any, will be allocated based on the number of rights exercised, a holder’s ability to subscribe for units pursuant to the over-subscription privilege will be maximized if the holder exercised the basic subscription privilege in full and by purchasing rights from other holders and exercising those rights. If over-subscription requests exceed the number of units available, the available units will be allocated pro rata among the holders of rights (including holders who acquired rights by purchasing rights or original subscription rights from others) exercising the over-subscription privilege in proportion to the number of rights properly exercised by such holder as of the expiration date of the Rights Offering, relative to the number of rights properly exercised as of the expiration date of the Rights Offering by all holders of rights exercising the over-subscription privilege (including holders who acquired rights by purchasing rights or original subscription rights from others).

The subscription rights are evidenced by subscription rights certificates (the “Subscription Rights Certificate”) registered in the record holder’s name or the name of its nominee. The Subscription Rights Certificate issued in connection with the distribution of the original subscription rights now represents the right to purchase units as modified. The number of subscription rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your subscription rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning it to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) in the envelope provided.

If you wish to exercise your subscription rights, but you will not be able to deliver your rights certificate to the subscription agent prior to the expiration date of the Rights Offering, then you may nevertheless exercise your subscription rights if

•	before the expiration date of the Rights Offering, the subscription agent receives:

•	payment for the units you subscribe for pursuant to your basic subscription right and, if applicable, your over-subscription right; and

•

a guarantee notice from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the subscription agent of the rights certificate evidencing the subscription rights to be exercised within three (3) trading days following the date of that notice; and

•	within this three (3) trading day period, the subscription agent receives the properly completed rights certificate.

You may deliver the guarantee notice referred to above to the subscription agent in the same manner as you would deliver the rights certificate.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Subscription Rights Certificate;

3.	Notice of Tax Information;

4.	Notice of Guaranteed Delivery; and

5.	A return envelope addressed to the Subscription Agent.

Your prompt attention is requested. To exercise your subscription rights, including any subscription rights you purchased from others, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription privilege and the over-subscription privilege to the Subscription Agent, as indicated on the Subscription Rights Certificate and in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment before the Rights Offering expires at 5:00 p.m., New York City time, on                     , 2012, unless further extended by the board of directors of the Company to a date no later than October 17, 2012.

A holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised before the Rights Offering expires at 5:00 p.m., New York City time, on                     , 2012 (unless such date is further extended by us to a date no later than October 17, 2012) will expire and have no value. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

Any questions or requests for assistance concerning the Rights Offering should be directed to the Phoenix Advisory Partners, the Information Agent at (877) 478-5038.

Very truly yours,

Motricity, Inc.